Exhibit 99.5

CENTRAL GOLDTRUST

(“GoldTrust”)

CERTIFICATE

TO:	the Securities Regulatory Authorities in each Province and Territory of Canada

Pursuant to subsection 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), and in connection with the special meeting of unitholders of GoldTrust to be held on January 15, 2016 (the "Meeting"), the undersigned, Sharon Ranson, Lead Trustee of GoldTrust, hereby certifies for and on behalf of GoldTrust and not in her personal capacity that GoldTrust:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners of units at least 21 days before the date fixed for the Meeting;

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in subparagraph (a); and

(c)	is relying upon section 2.20 of NI 54-101 in connection with the abridgement of certain of the time periods specified in NI 54-101 in respect of the Meeting.

Dated as of this 24th day of December, 2015.

CENTRAL GOLDTRUST

Per:	(signed) “Sharon Ranson”
	Name:	Sharon Ranson
	Title:	Lead Trustee